April 14, 2009

Reid S. Hooper, Esq.
Larry Spirgel, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Ultra Sun Corp.
File No. 000-53571

Dear Mr. Hooper:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated April 6, 2009, are quoted below and are followed in each case by the Company’s response thereto.

Results of Operations, page 9
Comment No. 1

We note in the most recent amendment to your Form 10, that you removed required disclosure related to period-to-period changes in the “Results of Operations” section.  Please revise your disclosure to provide more analysis as to the reason behind your period-to-period changes in your “Results of Operations” sections.  More detail should be provided as to why line items have changed and whether any changes have prospective implications.  In addressing prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed.

Response

Additional information has been provided.

Financial Statements – For the Years Ended December 31, 2008 and 2007
Statement of Operations, page 4

Please refer to prior comment 13.  Your presentation of “Cost of goods sold (exclusive of depreciation shown separately below)” results in reporting gross profit before depreciation and amortization.  Please revise to either include in the calculation of gross profit the amount of depreciation and amortization that relates to cost of goods sold or revise to delete the line item for “Gross profit.”

Response

We have revised the statements.

Additionally, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,
Ultra Sun Corporation

/s/ Neil Blosch
Neil Blosch, CEO